Exhibit 99.1

Regulated Information

Celyad Oncology Reports First Half 2022 Financial Results and Recent Business Highlights

August 5, 2022, 7:00 a.m. CEST

•	Enrollment ongoing in Phase 1 dose-escalation IMMUNICY-1 trial for lead shRNA-based allogeneic CAR T candidate, CYAD-211, for relapsed/refractory (r/r) multiple myeloma (MM)

•

In July 2022, the U.S. Food and Drug Administration (FDA) lifted the clinical hold for the T-cell-inhibitory-molecule (TIM)-based allogeneic CAR T candidate CYAD-101 for metastatic colorectal cancer (mCRC)

•	Company to increase strategic focus on collaborations related to broad intellectual property portfolio

•	Conference call and webcast scheduled for today, August 5th, at 2:00 p.m. CEST / 8:00 a.m. EDT

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced an update on its financial results and recent business developments for the first half ended June 30, 2022.

“As the Company continues to evolve, we are excited about a renewed focus on additional value drivers for Celyad Oncology. Importantly, with our world-class intellectual property focused on allogeneic CAR T technology, we have multiple opportunities for partnerships with peers in the industry,” commented Michel Lussier, interim Chief Executive Officer of Celyad Oncology. “We also were proud to recently announce that the FDA lifted the clinical hold on our CYAD-101 program. In addition, we look forward to the upcoming data read out for CYAD-211 in the second half of 2022. We are truly ushering in a new chapter for Celyad Oncology by unlocking the potential of not only our product candidates, but also our portfolio of IP, technology, and overall expertise in cell therapy.”

Second Quarter 2022 and Recent Business Highlights

•	The Board of Directors named Hilde Windels as Chair of the Board of Directors

•	Michel Lussier named Interim Chief Executive Officer of the Company

Pipeline and Business Updates

CYAD-211 – Allogeneic shRNA-based, anti-BCMA CAR T for r/r MM

CYAD-211 is an investigational, short hairpin RNA (shRNA)-based allogeneic CAR T candidate for the treatment of r/r MM. CYAD-211 is engineered to co-express a B cell maturation antigen (BCMA) targeting CAR and a single shRNA, which interferes with the expression of the CD3z component of the T-cell receptor (TCR) complex.

•

Preliminary data reported in December 2021 from the dose-escalation segment of the IMMUNICY-1 Phase 1 trial evaluating CYAD-211 following cyclophosphamide/fludarabine (CyFlu) preconditioning chemotherapy in patients with r/r MM showed evidence of clinical activity with a good tolerability profile including no evidence of Graft versus Host Disease. In addition, all patients in the trial had detectable CYAD-211 cells in the peripheral blood.

•

Enrollment is currently ongoing in the IMMUNICY-1 Phase 1 trial to evaluate enhanced lymphodepletion (eLD) and increased CYAD-211 doses with the aim to improve cell persistence and potentially maximize the clinical benefit of CYAD-211. The IMMUNICY-1 protocol also allows for CYAD-211 redosing in certain patients.

•	Additional data updates from the eLD cohorts of the Phase 1 IMMUNICY-1 trial of CYAD-211 for r/r MM are expected during second half of 2022.

CYAD-101 – Allogeneic TIM-based NKG2D CAR T for mCRC

CYAD-101 is an investigational, non-gene edited, allogeneic CAR T candidate engineered to co-expresses the TIM peptide alongside a CAR based on NKG2D, a receptor expressed on natural killer (NK) and T cells, that binds to eight stress-induced ligands.

•

In June 2022 we submitted our complete response to the clinical hold of the CYAD-101-002 phase 1b trial to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the clinical hold on the CYAD-101-002 phase 1b trial

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

shARC Platform

Discovery research continues on programs focused on the co-expression of Interleukin-18 in conjunction with our short hairpin RNA shRNA technology platform, also known as our shARC (shRNA Armored CAR) franchise, with a focus on the development of next-generation, allogeneic CAR T candidates.

CYAD-02 – Autologous NKG2D CAR-T for r/r AML and MDS

CYAD-02 is an investigational, autologous CAR T therapy that co-expresses both the NKG2D CAR and a single shRNA targeting the NKG2D ligands MICA/MICB on the CAR T cells.

•

In December 2021, the Company presented clinical results from the dose-escalation CYCLE-1 Phase 1 trial evaluating CYAD-02 for the treatment of r/r acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS). Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of CYAD-02 as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T.

•	The Company continues to explore potential partnership opportunities for the future development of CYAD-02.

Strategic Focus on Intellectual Property

The Company maintains a robust intellectual property portfolio within the landscape of CAR T, including twelve foundational U.S.

patents associated with allogeneic CAR T for the treatment of cancer as well as patents for NKG2D receptor-based cell therapies. We believe these patents provide an avenue for the Company to develop its own programs as well as to seek potential partnership opportunities.

First Half 2022 Financial Results

Key financial figures for the first half of 2022, compared with the first half of 2021 and full year 2021, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2022	Half Year 30 June 2021	Full Year 31 December 2021
Revenue	—	—	—
Research and development expenses	(10.5)	(10.0)	(20.8)
General and administrative expenses	(6.2)	(4.8)	(9.9)
Change in fair value of contingent consideration	1.1	(2.0)	0.8
Other income/(expenses)	1.6	1.8	3.4
Operating loss	(14.1)	(14.9)	(26.4)
Loss for the period/year	(14.1)	(14.9)	(26.5)
Net cash used in operations	(16.3)	(12.2)	(26.6)
Cash and cash equivalents	14.4	12.0	30.0

Research and Development expenses were €10.5 million for the first half of 2022, compared to €10.0 million for the first half of 2021. The €0.5 million increase was mainly driven by intellectual property filing and maintenance fees to strengthen intellectual property prosecution and the increase of employee expenses mainly related to the full expense impact of the employees recruited during 2021 to support the Group’s preclinical and clinical programs, employee turnover and management changes, both of which were partially offset by the decrease in clinical activities resulting from the Phase 1b CYAD-101-002 (KEYNOTE-B79) trial which was on clinical hold during the second quarter of 2022.

General and Administrative expenses were €6.2 million for the first half of 2022, compared to €4.8 million for the first half of 2021. This increase is primarily attributable to an increase in insurance costs for the period, combined with an increase in employee expenses mainly related to management changes through the six-month period ended June 30, 2022.

A fair value adjustment of €1.1 million (non-cash income) related to the reassessment of the contingent consideration and other financial liabilities associated with the advancement of the Company’s NKG2D-based CAR T candidates as of June 30, 2022, required by International Financial Reporting Standards (IFRS), was mainly driven by the updated assumptions on projected revenue associated with the Company’s CYAD-101 program, for which the timing of the potential commercialization has been delayed by one year. Additionally, the addressable patient population for CYAD-101 has been reduced based on recent safety findings from the CYAD-101-002 Phase 1b trial. The fair value adjustment was also driven by updated assumptions to discount rate and revaluation of the U.S. dollar foreign exchange rate.

The Company also posted €1.6 million in net other income for the first half of 2022, compared to a net other income of €1.8 million for the first half of 2021. Other income for the first half of 2022 is primarily due to grant income from the Walloon Region of €1.4 million.

Net loss for the first half of 2022 was €14.1 million, or € (0.62) per share, compared to a net loss of €14.9 million, or € (1.02) per share, for the first half of 2021.

Net cash used in operations was €16.3 million for the first half of 2022, compared to €12.2 million for the first half of 2021.

As of June 30, 2022, the Company had cash and cash equivalents of €14.4 million ($15.0 million).

As of June 30, 2022, the total number of basic shares outstanding were 22.6 million similar to December 31, 2021.

Celyad Oncology First Half 2022 Conference Call Details

Date: Friday, August 5, 2022

Time: 2 p.m. CEST / 8 a.m. EDT

Dial-in: +1 201 493 6779 (International), + 1 877 407 9716 (United States) or +32 (0) 800 73 904 (Belgium). Please ask to be joined into the Celyad Oncology SA call.

The conference call will be webcast live and archived within the “Events” section of the Celyad Oncology website.

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, without limitation, statements regarding: Celyad Oncology’s ability to leverage its intellectual property to develop programs and seek potential partnership opportunities, the continued development of Celyad Oncology’s TIM technology, the lifting of the clinical hold on CYAD-101-002 trial, the timing and outcomes of additional data from Phase 1 IMMUNICY-1 trial of CYAD-211, safety and clinical activity of the product candidates in Celyad Oncology’s pipeline, Celyad Oncology’s ability to effectively leverage its intellectual property portfolio, Celyad Oncology’s financial condition and cash runway, and expected results of operations and business outlook. The words “may,” “might,” “will,” “could,” “would,” “should,” “plan,” “anticipate,” “intend,” “believe,” “expect,” “estimate,” “future,” “potential,” “continue,” “target” and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty include, without limitation: Celyad Oncology’s ability to continue to access to the equity purchase agreement with Lincoln Park Capital Fund, LLC, our financial and operating results, the duration and severity of the COVID-19 pandemic, and global economic uncertainty, including with respect to geopolitical conditions and attendant sanctions resulting from the conflict in Ukraine. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 24, 2022 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Source: Celyad Oncology SA

Celyad Oncology SA

Interim Consolidated Statement of Comprehensive Income (Unaudited)

(€‘000)	For the Six-month period ended June 30,	For the Six-month period ended June 30,
	2022	2021
Revenue	—	—
Cost of sales	—	—
Gross profit	—	—
Research and Development expenses	(10 527)	(9 956)
General & Administrative expenses	(6 245)	(4 785)
Change in fair value of contingent consideration	1 128	(1 961)
Other income	1 781	1 987
Other expenses	(214)	(162)
Operating Loss	(14 077)	(14 877)
Financial income	148	166
Financial expenses	(127)	(143)
Loss before taxes	(14 056)	(14 854)
Income taxes	—	—
Loss for the period	(14 056)	(14 854)
Basic and diluted loss per share (in €)	(0.62)	(1.02)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Remeasurement of post-employment benefit obligations, net of tax	—	—
Items that may be subsequently reclassified to profit or loss	(9)	14
Currency translation differences	(9)	14
Other comprehensive income / (loss) for the period, net of tax	(9)	14

Total comprehensive loss for the period	(14 065)	(14 840)
Total comprehensive loss for the period attributable to Equity Holders	(14 065)	(14 840)

Celyad Oncology SA

Interim Consolidated Statement of Financial Position (Unaudited)

(€’000)	June 30,	December 31,
	2022	2021
NON-CURRENT ASSETS	43 760	45 651
Goodwill and Intangible assets	36 589	36 168
Property, Plant and Equipment	2 855	3 248
Non-current Trade and Other receivables	—	2 209
Non-current Grant receivables	4 094	3 764
Other non-current assets	222	262
CURRENT ASSETS	19 380	34 292
Trade and Other Receivables	757	668
Current Grant receivables	2 814	1 395
Other current assets	1 424	2 211
Short-term investments	—	—
Cash and cash equivalents	14 385	30 018

TOTAL ASSETS	63 140	79 943

EQUITY	30 650	43 639
Share Capital	78 585	78 585
Share premium	6 317	6 317
Other reserves	34 239	33 172
Capital reduction reserve	234 562	234 562
Accumulated deficit	(323 053)	(308 997)
NON-CURRENT LIABILITIES	21 134	22 477
Bank loans	—	—
Lease liabilities	1 381	1 730
Recoverable Cash advances (RCAs)	5 971	5 851
Contingent consideration payable and other financial liabilities	13 551	14 679
Post-employment benefits	53	53
Other non-current liabilities	178	164
CURRENT LIABILITIES	11 356	13 827
Bank loans	—	—
Lease liabilities	783	902
Recoverable Cash advances (RCAs)	669	362
Trade payables	6 008	6 611
Other current liabilities	3 896	5 952

TOTAL EQUITY AND LIABILITIES	63 140	79 943